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SEC FILE NUMBER
8-45179

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Pluris Capital Group, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2004 E. 3rd Street
(No. and Street)

Brooklyn	NY	11218
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

John Fletcher	(917) 304-3325	jfletcher@pluriscapitalgroup.c
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Sanville & Company LLC
(Name – if individual, state last, first, and middle name)

325 N. St. Paul Street	DAllas	TX	75201
(Address)	(City)	(State)	(Zip Code)

February 23, 2010	0169
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Fletcher _____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Pluris Capital Group, Inc. _____ , as of December 31 _____ , 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

STEPHEN DIBRIENZA
NOTARY PUBLIC-STATE OF NEW YORK
No. 02DI6136609
Qualified in Kings County
My Commission Expires 02-17-2026

Signature: _____

Title:
Chief Financial Officer _____

_____
Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☑ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

PLURIS CAPITAL GROUP, INC.

FINANCIAL STATEMENTS

AND

REPORTS OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2025

PLURIS CAPITAL GROUP, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2024

INDEX



S&Co Sanville & Company LLC
Philadelphia | New York | Dallas

Report of Independent Registered Public Accounting Firm

To the Stockholder and Those Charged with Governance
Pluris Capital Group, Inc.

Opinion on the Statement of Financial Condition

We have audited the accompanying statement of financial condition of Pluris Capital Group, Inc. (the Company) as of December 31, 2025, and the related notes (collectively, the statement of financial condition). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's statement of financial condition based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the statement of financial condition, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the statement of financial condition. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2023.

Sanville & Company, LLC

Sanville & Company, LLC
Dallas, Texas
January 14, 2026

325 North Saint Paul Street
Suite 3100
Dallas, Texas 75201
214.738.1998

PLURIS CAPITAL GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

<u>ASSETS</u>

Cash	$	26,602
Prepaid regulatory costs		3,275
Total assets	$	29,877

<u>LIABILITIES</u>

Credit card liability	$	148
Total liabilities		148

<u>STOCKHOLDER'S EQUITY</u>

Capital stock, no par value; authorized 200 shares; issued and outstanding 10 shares at stated value	7,000
Additional paid-in capital	346,596
(Deficit)	(323,867)
Total stockholder's equity	29,729
Total liabilites and stockholder's equity	$ 29,877

These financial statements and supplemental information are deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securitites Exchange Commission.

See accompanying notes

PLURIS CAPITAL GROUP, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2025

Income:

Miscellaneous income $ -

Total income -

Expenses:

Professional fees	$ 8,040	
Regulatory Fees	864	
Fidelity Bond	472	
Technology and communications	4,154	
Miscellaneous expenses	536	
State and local general corporate taxes	25	14,091

Net loss $ (14,091)

These financial statements and supplemental information are deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securitites Exchange Commission.

See accompanying notes

PLURIS CAPITAL GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2025

	Common Stock		Additional Paid-in Capital	(Deficit)	Total Stockholder's Equity
	Shares	Amount			
5Balance - January 1, 2024	10	$ 7,000	$ 315,596	$ (309,776)	$ 12,820
Capital contribution by stockholder			31,000		31,000
Net loss				(14,091)	(14,091)
Balance - December 31, 2025	10	$ 7,000	$ 346,596	$ (323,867)	$ 29,729

See accompanying notes

PLURIS CAPITAL GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2025

INCREASE (DECREASE) IN CASH

Cash flows from operating activities:		
Net loss	$	(14,091)
Adjustments to reconcile results of net loss to		
net cash used in operating activities:		
Net change in asset and liability accounts:		
Net increase in prepaid regulatory costs		(3,148)
Net (decrease) in credit card liability		(3)
Net cash used in operating activities		(17,242)
Cash flows received in financing activities		
Capital contributions by stockholder		31,000
Net cash received in financing activities		31,000
Increase in cash		13,758
Cash - January 1, 2025		12,844
Cash - December 31, 2025	$	26,602
Supplemental disclosures:		
State and local general corporate taxes paid	$	25
	$	26,602
	$	-

These financial statements and supplemental information are deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securitites Exchange Commission.

See accompanying notes

PLURIS CAPITAL GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2025

NOTE A - Principal Business Activity

Organization

Pluris Capital Group, Inc. is a registered broker-dealer of securities with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority. The Company engages in the private placement of securities on a best efforts basis. The Company is wholly-owned by MJS Capital Acquisition Partners, LLC ("Parent").

NOTE B - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared with accounting principles generally accepted in the United States of America ("GAAP").

Cash

Cash on the statement of financial condition is comprised of a commercial bank checking account.

Revenue Recognition

The Company adopted FASB AC 606, Revenue from Contracts with Customers. The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods and services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining a transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance contracts.

The Company earns revenue by way of transaction placement fees that are recognized at the point in time that performance under the arrangement is completed. The Company has determined that this date is the appropriate point in time to recognize revenue for placement fees as the performance obligation has been satisfied, there are no significant actions which the Company needs to take subsequent to this date and the purchaser obtains the control and benefit of the proceeds at that point.

(continued)

NOTE B – Summary of Significant Accounting Policies (continued)

Significant Judgments

Revenue from contracts with customers includes commission income and fees from investment banking. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

M&A advisory fees

The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract.

Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities.

Costs to Obtain or Fulfill a Contract with a Customer

The Company will record as an asset certain costs incurred to obtain revenue contracts with its customers, such as sales commissions paid to employees for obtaining new contracts with clients. These costs are amortized to expense over the period of time that the services are expected to be provided to the customer. There are no deferred costs as of December 31, 2025.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(continued)

NOTE C -Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2025, the Company had net capital of $26,454, which was $21,454 in excess of the net required minimum capital of $5,000. The ratio of aggregate indebtedness to net capital was .0056 to 1 at December 31, 2025.

NOTE D - Income Taxes

The Company's current tax provision is comprised of state and local minimum taxes.

As of December 31, 2025 the Company has a federal cumulative net operating loss carryforward of $217,162 and has recorded a valuation allowance of $43,432 against the federal deferred tax assets relating to net operating loss carryforwards which expire in 2045 and certain timing differences. The Company also has various amounts of state and local net operating loss carryforwards expiring through 2045. The Company has also provided valuation allowances for the state and local net operating carryforwards and certain timing differences. The valuation is due to the uncertainty of the Company being able to use this benefit to offset future taxable income. The Company will periodically evaluate the likelihood of realizing the benefit of such asset and will adjust such amount, accordingly, based on those results.

NOTE E – RECENT ACCOUNTING PRONOUNCEMENT

The Accounting Standards Update (AU) 2023-07 issued by the Financial Accounting Standards Board (FASB) introduced enhancements to segment reporting requirements for public entities, including broker-dealers. The update aimed to improve the transparency and usefulness of financial disclosures for investors and other stakeholders. ASU 2023-07 disclosure requirements are effective for fiscal years starting after December 15, 2024. The chief operating decision maker is the Chief Executive Officer of the Company and determined that no additional disclosures are required as the Company has only one reportable segment.

NOTE F – RECENT ACCOUNTING PRONOUNCEMENT

The Company does not have any commitments, guarantees or contingencies. The Company is not aware of any threats or other circumstances that may lead to the assertion of a claim at a later date.

SCHEDULE 1

PLURIS CAPITAL GROUP, INC.

COMPUTATION OF NET CAPITAL UNDER RULE
15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS AT DECEMBER 31, 2025

.

Net Capital:

Capital stock	$	7,000
Additional paid-in capital		346,596
(Deficit)		(323,867)

Total stockholder's equity before nonallowable assets	29,729
Less: Non-Allowable Assets	3,275
Net Capital	26,454
Aggregate indebtedness	148
Minimum net capital required	5,000
Excess net capital	21,454

Capital Ratio:

Aggregate indebtedness to net capital	.0056 to 1

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-18A-5, Part IIA filing as of December 31, 2025.

PLURIS CAPITAL GROUP, INC.

**SCHEDULE 2 – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2025**

The Company is considered a Non-Covered Firm exempt from 17 C.F.R. § 240. I 5c3-3 relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240. I 7a-5. The Company does not hold customer funds or securities. As a Non-Covered Firm, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

**SCHEDULE 3 – INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE
COMMISSION
DECEMBER 31, 2025**

The Company is considered a Non-Covered Firm exempt from 17 C.F.R. § 240. I 5c3-3 relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240. I 7a-5. The Company does not hold customer funds or securities. As a Non-Covered Firm, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.



S&Co   Sanville & Company LLC

Philadelphia | New York | Dallas

Report of Independent Registered Public Accounting Firm

To the Stockholder and Those Charged with Governance
Pluris Capital Group, Inc.

We have reviewed the accompanying Exemption Report of Pluris Capital Group, Inc. (the Company) as of and for the fiscal year ended December 31, 2025, in which management asserts that:

1. The Company did not claim an exemption under any paragraph of 17 C.F.R. § 240.15c3-3(k);

2. The Company is filing this Exemption Report in reliance on Footnote 74 of SEC Release No. 34-70073 because it limited its securities business activities to (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company (2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, or providing technology or platform services (3) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4 throughout the fiscal year ended December 31, 2025 exclusively to the activities described in that footnote; and

3. Throughout the fiscal year ended December 31, 2025, the Company: (i) did not receive, hold, or owe funds or securities for or to customers (except amounts received and promptly transmitted in accordance with 17 C.F.R. § 240.15c2-4(a) or (b)(2)); (ii) did not carry accounts of or for customers; and (iii) did not carry proprietary accounts of other broker-dealers.

Management of the Company is responsible for the assertions in the Exemption Report and for compliance with the applicable requirements.

We conducted our review in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, nothing came to our attention that caused us to believe that management's assertions referred to above are not fairly stated, in all material respects, based on the requirements set forth in Footnote 74 of SEC Release No. 34-70073 and related provisions of Rule 17a-5.

Sanville & Company, LLC

Sanville & Company, LLC
Dallas, Texas
January 14, 2026

325 North Saint Paul Street
Suite 3100
Dallas, Texas 75201
214.738.1998



Pluris Capital Group

Pluris Capital Group, Inc. Exemption Report

Pluris Capital Group, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company is considered "Non-Covered Firm" exempt from 17 C.F.R. §240.15c3-3 and is filing an Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to: (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company (2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, or providing technology or platform services (3) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4.

(2) The Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception.

I, John Fletcher, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

Regards,

John Fletcher, Chief Financial Officer

Date of Report: January 14, 2026